U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GOSE, MARGARET ANN
   HCR BOX 1010 - HWY212 MM86
   ROBERTS, MT  59070
2. Issuer Name and Ticker or Trading Symbol
   THE EXPLORATION COMPANY TXCO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/97
If Amendment, Date of Original (Month/Year)

Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director  ( ) 10% Owner ( ) Officer (give title below)
   (x) Other (specify below)
   SPOUSE OF DIRECTOR

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par    |12/31/|G   |J|8375              |A  |GIFTED     |8375               |I     |BY RETAMCO PROPERTIES      |
value                      |97    |    | |                  |   |           |                   |      |                           |
                           |      |    |[|                  |   |           |                   |      |                           |
                           |      |    |1|                  |   |           |                   |      |                           |
                           |      |    |]|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par    |12/31/|G   |J|5000              |A  |GIFTED     |5000               |I     |BY SPECTRUM HOLDINGS       |
value                      |97    |    | |                  |   |           |                   |      |                           |
                           |      |    |[|                  |   |           |                   |      |                           |
                           |      |    |2|                  |   |           |                   |      |                           |
                           |      |    |]|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par    |12/31/|G   |J|297408            |A  |GIFTED     |297408             |I     |BY RETAMCO OPERATING       |
value                      |97    |    | |                  |   |           |                   |      |                           |
                           |      |    |[|                  |   |           |                   |      |                           |
                           |      |    |3|                  |   |           |                   |      |                           |
                           |      |    |]|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, $0.01 par    |12/31/|G   |J|232517            |A  |GIFTED     |232517             |I     |BY SPECTRUM RESOURCES      |
value                      |97    |    | |                  |   |           |                   |      |                           |
                           |      |    |[|                  |   |           |                   |      |                           |
                           |      |    |4|                  |   |           |                   |      |                           |
                           |      |    |]|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
TOTAL SECURITIES HELD      |      |    | |                  |   |TOTAL      |543300             |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Ms. Margaret Ann Gose, the spouse of Mr. Stephen M. Gose, Jr., previously owned 0% of outstanding stock of Retamco Properties, Inc. This corporation owned 33,500 shares of TXCO common stock prior to the gift on December 31, 1997, of 25% of Retamco Properties, Inc. stock by Mr. Thomas H. Gose to Ms. Margaret
Ann Gose.   An additional 25% of Retamco Properties, Inc. stock was gifted to
Mr. Stephen M. Gose, Jr., the spouse of Ms. Margaret Ann Gose, and is reported on a separate Form 4.
2. Ms. Margaret Ann Gose, the spouse of Mr. Stephen M. Gose, Jr., previously owned 0% of outstanding stock of Spectrum Holdings, Inc. This corporation owned 20,000 shares of TXCO common stock prior to the gift on December 31, 1997, of 25% of Spectrum Holdings, Inc. stock by Mr. Thomas H. Gose to Ms. Margaret Ann
Gose.   An additional 25% of Spectrum Holdings, Inc. stock was gifted to Mr.
Stephen M. Gose, Jr., the spouse of Ms. Margaret Ann Gose, and is reported on a separate Form 4.
3. MS.  Margaret Ann Gose, the spouse of Mr. Stephen M. Gose, Jr.,   previously
owned 0% of outstanding stock of Retamco Operating, Inc. This corporation owned 1,189,630 shares of TXCO common stock prior to the gift on December 31, 1997, of 25% of Retamco Operating, Inc. stock by Mr. Thomas H. Gose to Ms. Margaret Ann
Gose.   An additional 25% of Retamco Operating, Inc. stock was gifted to Mr.
Stephen M. Gose, Jr. , the spouse of Margaret Ann Gose and is reported on a separate Form 4.
4. Ms. Margaret Ann Gose, the spouse of Mr. Stephen M. Gose, Jr., previously owned 0% of outstanding stock of Spectrum Resources, Inc. This corporation owned 930,070 shares of TXCO common stock prior to the gift on December 31, 1997, of 25% of Spectrum Resources, Inc. stock by Mr. Thomas H. Gose to Ms.
Margaret Ann Gose.   An additional 25% of Spectrum Resources, Inc. stock was
gifted to Mr. Stephen M. Gose, Jr., the spouse of Ms. Margaret Ann Gose, and is reported on a separate Form 4.

MS. MARGARET ANN GOSE
SIGNATURE OF REPORTING PERSON

DATE
1/23/98